UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, March 13, 2015

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Re.:      Material Fact

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (the “Company”) in compliance with applicable laws and regulations, in order to inform you that, on the date hereof, Energy Secretariat Resolution No. 32 was published in the Official Gazette, approving a temporary increase in this Distribution Company’s earnings effective as from 02/01/2015 to pay expenses incurred and investments made in connection with the normal rendering of the energy distribution utility, and upon compliance with certain conditions. Though the Company is currently analyzing the scope of the resolution and any economic-financial impacts on it, the resolution does not imply an increase in rates for service users.

Best regards,

Carlos D. Ariosa

Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 13, 2015